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12012887

ATES
NGE COMMISSION
Washington, D.C. 20549

c^ M **PUBLIC**

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ANNUAL AUDITED REPORT
Mail Processing
FORM X-17A-5
Section
PART III
FEB 29 2012

SEC FILE NUMBER
8- *48969*

FACING PAGE   Washington, DC
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2011___ AND ENDING ___12/31/2011___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *EFG Capital International Corp.*

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 BRICKELL AVENUE, 9TH FLOOR
_____
(No. and Street)

MIAMI	FLORIDA	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
_____
                                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLC
_____
(Name – *if individual, state last, first, middle name*)

1441 BRICKELL AVENUE, SUITE 1100	MIAMI	FLORIDA	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____JUAN MASSENS_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____EFG CAPITAL INTERNATIONAL CORP._____ , as

of _____FEBRUARY 24TH_____ , 20 12 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

B. CLEMENTE-DOUGLAS
MY COMMISSION # DD 791923
EXPIRES: September 27, 2012
Bonded Thru Notary Public Underwriters

_____
Signature

FINANCIAL AND OPERATIONS PRINCIPAL
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

EFG Capital International Corp. and Subsidiary

(A wholly-owned subsidiary of EFG Capital Holdings Corp.)
Consolidated Statement of Financial Condition
December 31, 2011

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Index
December 31, 2011



Report of Independent Certified Public Accountants

To the Stockholder and Board of Directors
of EFG Capital International Corp.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial condition of EFG Capital International Corp. (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2012

PricewaterhouseCoopers LLP, 1441 Brickell Avenue, Suite 1100, Miami, FL 33131
T: (305) 375 7400, F: (305) 375 6221, www.pwc.com/us

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Consolidated Statement of Financial Condition
December 31, 2011

Assets

Cash and cash equivalents	$ 21,904,741
Cash segregated under federal and other regulations	15,000
Due from broker	15,825
Due from customers	374,277
Term deposits	211,423
Accounts receivable	4,148,233
Due from employees	204,417
Securities owned, at fair value ($349,441 escrow deposit)	9,729,058
Furniture, equipment and leasehold improvements, net	2,167,698
Intangible assets, net	3,941,112
Goodwill	5,896,809
Deferred tax asset	1,716,478
Other assets	345,177
Total assets	$ 50,670,248

Liabilities and Stockholder's Equity

Accounts payable	$ 1,961,488
Due to broker	369,589
Due to customers	15,825
Accrued expenses and other liabilities	14,778,002
Provision for legal contingency	7,784,000
Subordinated loans from related party	13,000,000
Total liabilities	37,908,904

Commitments and contingencies (Notes 9 and 10)

Stockholder's equity

Common stock ($.01 par value, 1,000 shares authorized, issued and outstanding)	10
Additional paid-in capital	12,812,083
Accumulated deficit	(50,749)
Total stockholder's equity	12,761,344
Total liabilities and stockholder's equity	$ 50,670,248

The accompanying notes are an integral part of these financial statements.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statements
December 31, 2011

1. Organization

EFG Capital International Corp. ("EFG" or the "Company") is a wholly-owned subsidiary of EFG Capital Holdings Corp., which is owned by EFG International (the "Parent") which is headquartered in Switzerland and listed in the Swiss Stock Exchange. The Company's principal office is located in Miami, Florida.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company provides its customers with investment and brokerage related financial services. The Company buys and sells securities for customers, primarily from Latin America, acting in an agency capacity and charging a commission, or in a principal capacity earning mark ups and mark downs on a riskless principal trading basis.

The Company evaluates subsequent events through the date of issuance. These financial statements considered subsequent events through February 27, 2012, the date the financial statements were available to be issued.

2. Summary of Significant Accounting Policies

Consolidation
The consolidated financial statements include the accounts of EFG and its wholly-owned subsidiary, EFG Asesores Financieros Peru SRL (a Peruvian limited liability partnership). All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company has defined cash and cash equivalents as highly liquid instruments with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company's cash equivalents are mainly comprised of money market accounts.

Securities Owned, at Fair Value
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition.

Securities are recorded at fair value as described in Note 3.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statements
December 31, 2011

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are recorded at cost. Additions and improvements are capitalized. Routine maintenance and repairs are expensed when incurred. Depreciation is provided on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Goodwill and Intangible Assets
Goodwill represents the purchase price in excess of the fair value of identifiable tangible and intangible assets and liabilities at the date of the acquisition in 2005 of a broker-dealer. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually. Identifiable intangible assets with a finite life are amortized on a straight-line basis over the estimated useful lives of 3 to 15 years.

Impairment of Long-Lived Assets
Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Goodwill is tested annually for impairment or if events and circumstances indicate that the assets might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. This determination is made at the reporting unit level and consists of two steps. First, the Company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill.

Management's analysis for the year ended December 31, 2011, revealed no impairment of goodwill or other indefinite life intangibles.

Stock-based Compensation
The Company maintains an Equity Incentive Plan that provides for the granting of options and Restricted Stock Units to acquire Parent Company's common stock. The Company accounts for the stock-based compensation under the GAAP provisions, which establishes that compensation expense is recognized for awards granted at the option's fair value as of grant date over the requisite service period of the award, which is generally the award vesting period.

The Company determines the fair value of the stock-based compensation based on the Parent Company's fair value measurement that is derived using a modified version of the Black Scholes Merton model which takes into account dividend yield as well as other funding costs during the period between the vesting period and the earliest exercise date.

Income Taxes
The Company is subject to U.S. federal and state income taxes. The Company utilizes an asset and liability approach to accounting for income taxes. The asset and liability approach requires

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statements
December 31, 2011

recognition of deferred tax assets and liabilities for future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities.

New Accounting Pronouncement
Fair value measurements and disclosures
In September 2011, the FASB issued guidance that allows companies to perform a qualitative analysis as the first step in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is determined that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then a quantitative analysis for impairment is not required. The guidance is effective for interim and annual impairment tests for fiscal periods beginning after December 15, 2011. Early adoption is permitted; however, the Company did not adopt this amended guidance in 2011.

3. **Fair Value Measurement**

Financial instruments are classified based on a three-level valuation hierarchy required by GAAP. The valuation is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following tables present the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2011.

	Fair Value Measurements using			Assets/Liabilities at fair value
	(Level 1)	(Level 2)	(Level 3)	
Assets				
Securities Owned				
U.S. Treasury Bills	$ 9,349,316	$ -	$ -	$ 9,349,316
Equities	6,912	-	-	6,912
Limited Liability Partnership	-	-	372,830	372,830
Total assets at fair value	$ 9,356,228	$ -	$ 372,830	$ 9,729,058
Liabilities				
Total liabilities at fair value	$ -	$ -	$ -	$ -

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statements
December 31, 2011

Level 1 Valuation Techniques

The fair value measurements of the U.S. Treasury and equity securities are classified as level 1 of the fair value hierarchy as they are based on quoted market prices in active markets.

Level 2 Valuation Techniques

The fair value measurements of certain funds are classified as level 2 of the fair value hierarchy as they are based on quoted prices in markets that are not active.

Level 3 Valuation Techniques

The fair value measurement of the limited liability partnership is classified as level 3 of the fair value hierarchy as it is based on the net asset value of the Company's ownership interest in the partnership to which a proportionate share of net assets is attributed.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2011:

Beginning balance at December 31, 2010	$	422,917
Loss on investments		(50,087)
Ending balance at December 31, 2011	$	372,830

4. Cash Segregated Under Federal Regulations

The Company periodically segregates cash in a special reserve bank account under the provisions of subparagraph k(2)(i) of Rule 15c3-3 of the SEC to comply with possession or control requirements. At December 31, 2011, $15,000 has been restricted and segregated in a 15c3-3 account.

5. Securities Owned

At December 31, 2011 securities owned consists of the following:

Millenia Partners II LLP	$	372,830
U.S. Treasury Bills		9,349,316
Other		6,912
	$	9,729,058

The Company's investment in the limited liability partnership is subject to potential future capital calls of up to $16,000.

Some of the Company's securities owned are deposited in escrow in connection with clearing and depository agreements with third-parties. See Note 9.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statements
December 31, 2011

6. Furniture, Equipment and Leasehold Improvements, Net

Furniture, equipment and leasehold improvements, net, consist of the following at December 31, 2011:

	Useful Lives (in years)	
Furniture	5	$ 1,132,736
Equipment	3 - 5	2,694,182
Leasehold improvements	3 - 7	2,147,445
		5,974,363
Less: Accumulated depreciation and amortization		(3,806,665)
		$ 2,167,698

Depreciation expense was $833,785 for the year ended December 31, 2011.

7. Intangible Assets

Intangible assets consist of the following at December 31, 2011:

	Useful Lives (in years)	
Customer relationships	15	$ 6,800,000
Broker-dealer license	-	50,000
		6,850,000
Less: Accumulated amortization		(2,908,888)
		$ 3,941,112

Amortization expense amounted to $453,333 for the year ended December 31, 2011 and is estimated at $453,333 for each of the next five years.

8. Related Party Transactions

The following table sets forth the Company's related party assets and liabilities as of December 31, 2011:

Assets	
Cash and cash equivalents	$ 201,958
Accounts receivable	1,507,106
Total assets	1,709,064
Liabilities	
Accounts payable	263,985
Accrued expenses and other liabilities	132,715
Subordinated loans	13,000,000
Total liabilities	13,396,700
Net related party liability position	$ 11,687,636

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statements
December 31, 2011

The Company originally entered into a subordinated loan agreement ("SLA") with EFG International on September 2005. On September 2011, the SLA maturity was extended to September 30, 2012. The SLA has an outstanding balance of $8,000,000 and carries an interest rate of 4.4% per annum. The SLA was made under agreements pursuant to rules and regulations of the Securities and Exchange Commission, approved by FINRA and is subordinated to claims of general creditors. Under the terms of the SLA any repayments prior to its due date are subject to written approval by FINRA. The amount of the subordinated liability is considered part of the Company's regulatory capital.

On September 2011, the Company entered into a second subordinated loan agreement ("RSLA") with EFG International. The RSLA took the form of a revolving line of credit, with a credit period set to expire on September 30, 2012 for the amount of $5,000,000. The RSLA carries an interest rate of 4.4% per annum. As of December 31, 2011 the Company had drawn down $5,000,000 of the RSLA. The RSLA was made under agreements pursuant to rules and regulations of the Securities and Exchange Commission, approved by FINRA and is subordinated to claims of general creditors. Under the terms of the RSLA any repayments prior to its due date are subject to written approval by FINRA. The amount of the subordinated liability is considered part of the Company's regulatory capital.

Included in the consolidated statement of operations are revenues and expenses resulting from various securities trading and financing activities with certain affiliates, as well as fees for the introduction of customers to the affiliate and certain royalties and services performed by affiliates under the terms of various agreements.

The following table sets forth the Company's related party revenues and expenses for the year ended December 31, 2011:

Revenues	
Administrative and other services fees	$ 23,190,980
Commissions and principal trading	3,921,258
Total revenues	$ 27,112,238
Expenses	
Royalty, management and operating support fees	$ 3,073,240
Interest expense	428,893
Total expenses	$ 3,502,133

Effective January 1, 2011, the Company entered into a revenue sharing agreement with EFG Bank and EFG International which allows the Company to be compensated at an amount determined in the agreement for the introduction of customers to the affiliate and other fees. The agreement was amended on February 21, 2007 and expired on December 31, 2011. The Company earned revenue of $13,048,093 and $4,800,000 from EFG Bank and EFG International, respectively, pursuant to the agreement during the year ended December 31, 2011 and is included in administrative and other services fees in the accompanying statement of operations. The agreement with EFG International was not renewed.

Effective January 1, 2012, the Company entered into a new revenue sharing agreement with EFG Bank which allows the Company to be compensated at an amount determined in the agreement for the introduction of customers to the affiliate and other fees. The agreement expires on December 31, 2012.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statements
December 31, 2011

Effective January 1, 2010, the Company entered into service level agreements with EFG Capital Holdings and some of its subsidiaries, which allow the Company to be compensated at an amount determined in the agreements for management and operational support. The Company earned revenue of $1,431,099 pursuant to the agreements during the year ended December 31, 2011 and is included in administrative and other services fees in the accompanying statement of operations.

The Company performed broker-dealer services for affiliates of EFG International driven by customer transactions of those affiliates and recognized commission revenue of $3,921,258 during the year ended December 31, 2011. This amount is included in principal transactions and commissions and brokerage fees in the accompanying statement of operations.

Effective January 1, 2006, the Company entered into a service level agreement with EFG International which allows the Parent to be compensated at an amount determined in the agreement for management, operational, IT, and other services. In 2011, the Company paid $3,043,870 in fees associated with these agreements. The amount is included in royalty, management and operating support fees in the accompanying statements of operations.

The Company from time-to-time advances funds to its employees at stated maturity dates and interest rates as evidenced by executed promissory notes. At December 31, 2011, due from employees amounted to $204,417.

9. **Clearing Agreements**

Clearing and depository operations for the Company's securities transactions are provided by JP Morgan and Pershing, third party clearing organizations, and EFG Bank. Pursuant to the Company's agreement with JP Morgan Clearing Corp. and Pershing, the Company is required to maintain $250,000 and $100,000 in security escrow deposit, respectively. The deposits consist of U.S. Treasury Bills included within securities owned in the consolidated statement of financial condition.

Sub-Clearing Agreements
The Company has entered into sub-clearing agreements with foreign broker-dealers. The Company executes transactions for customers of the broker-dealers in exchange for a percentage commission or mark-up and in some cases, a minimum monthly fee.

Guarantees
The Company applies the provisions of the FASB's guidance, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing organization for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2011, there were no customer balances maintained at its clearing organizations and subject to such indemnification. The Company has experienced no losses or claims historically under the terms of this indemnification and, accordingly, has recorded no liability at December 31, 2011. In accordance with the margin agreement between the clearing organizations and customers, customer balances are collateralized by customer securities and supported by other types of recourse provisions including the right to request customers to deposit additional collateral or reduce securities positions without the consent of the customer.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statements
December 31, 2011

10. Commitments and Contingencies

Leases
The Company rents office premises and telecommunications equipment under non-cancelable operating lease agreements. The Company currently has offices in Miami, New York, and Key Biscayne.

Lease obligations under the above-mentioned agreements as of December 31, 2011 are as follows:

Year	
2012	$ 1,428,407
2013	1,395,561
2014	1,167,696
2015	1,021,236
2016	701,719
2017 and thereafter	-
	$ 5,714,619

Rent expense in 2011 amounted to $1,446,920.

The obligation schedule above includes lease obligations in a New York office that has been sub-leased but remains the Company's obligation until May 2014 if sub-lessee were to default. A $465,396 charge on the lease liability and fixed assets has been taken and is included in other expenses in the Consolidated Statement of Operations. Sub-lease income is expected to be $604,000 over the term of the sub-lease agreement. No sub-lease income has been recognized in 2011.

Concentration of Credit Risk
Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents. The Company places its cash and cash equivalents with what it considers to be high quality, credit worthy financial institutions. The Company performs periodic evaluations of the credit standing of the financial institutions with which it deals. The Company had cash and cash equivalents of $21,904,741 at December 31, 2011.

Legal Matters
In December 2002, a suit was filed in Florida state court, whereby a group of investors were seeking lost investments aggregating approximately $12.6 million. A settlement was reached in the amount of $695,000 in July 2011. There are no further potential contingencies from this case.

In January 2010, a purported class action suit was filed in federal court whereby investors were seeking to recover losses in their investments in funds managed by Fairfield Greenwich Group ("Fairfield") whom in turn had invested a substantial portion of the funds' assets with Bernard L Madoff Investment Securities LLC ("BMIS"). During September 2011, a settlement was agreed to in the amount of $7,784,000. The courts have signed the preliminary order approving settlement and are now pending approval by the settling class.

In two separate cases originated in 2010, investors have brought FINRA arbitration claims for investments made in Fairfield funds. The claims are for $1.5 million and $2 million, respectively. The claims will be heard by FINRA arbitration panels that will determine the amount of the awards to the claimants, if any. A hearing date for the first arbitration set for February 2012 has been

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statements
December 31, 2011

postponed without a set date. The second has been set for April 2012. Currently neither management nor legal counsel is able to determine the potential outcome.

The Company duly notified its insurance carrier at the outset of the matters referred to above. In December 2011, the Company's insurance carrier and the Company agreed to settle on a $2,320,000 insurance reimbursement, covering any and all past, current, and future legal and settlement costs related to any Fairfield funds litigation. The proceeds have been fully received by the Company as of January 2012.

11. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 that requires the maintenance of minimum net capital equal to the greater of $250,000 or 6 2/3% of "Aggregate Indebtedness", and requires that the ratio of aggregate indebtedness to net capital, both as defined, will not exceed 15 to 1. At December 31, 2011, the Company had net capital (as defined) of $5,504,781 which was $3,849,393 in excess of that required. The Company's net capital ratio was 4.51 to 1.

The accounts of the Company's subsidiary, EFG Asesores Financieros S.R.L, are not included as capital in the computation of the Company's net capital, because the assets of the subsidiary may not be readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by Rule 15c3-1.

12. Savings Investment Plan

The Company maintains a 401(k) Savings Investment Plan (the "Plan") to provide retirement benefits for eligible employees. Generally, all employees who have completed six months of service are eligible to participate in the Plan. Employees may elect to make salary deferral contributions, as defined, up to $16,500 each year, adjusted annually in accordance with regulations. The Company may make discretionary annual contributions in accordance with the provisions of the Plan. The Plan contribution expense incurred by the Company in 2011 was $449,718.

13. Stock Based Plans

On February of 2008, the Company established an Equity Incentive Plan for 2008. At the discretion of the Parent's remunerations committee, certain employees of the Company were offered options for the future acquisition of EFG International's common stock. The fair value of the employee services received in exchange for the grant of the options amounted to $583,000, to be recognized as an expense over the vesting period established in the Plan documents. In 2011, the Company recorded amortization for $28,485 and is included in the statement of operations.

In March of 2009, the Parent established a Restricted Stock Unit Plan for 2009 in which, at the discretion of the Parent's remunerations committee, certain employees of the Company were offered options to acquire EFG International's common stock. The fair value of the employee services received in exchange for the grant of the options amounted to $941,000, to be recorded as an expense over the vesting period established in the plan documents. In 2011, the Company recorded amortization for $257,152 and is included in the statement of operations.

In March of 2010, the Parent established a Restricted Stock Unit Plan for 2010 in which, at the discretion of the Parent's remunerations committee, certain employees of the Company were

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statements
December 31, 2011

offered options to acquire EFG International's common stock. The fair value of the employee services received in exchange for the grant of the options amounted to $397,684, to be recorded as an expense over the vesting period established in the plan documents. In 2011, the Company recorded amortization for $119,117 and is included in the statement of operations.

In March of 2011, the Parent established a Restricted Stock Unit Plan for 2011 in which, at the discretion of the Parent's remunerations committee, certain employees of the Company were offered options to acquire EFG International's common stock. The fair value of the employee services received in exchange for the grant of the options amounted to $878,354, to be recorded as an expense over the vesting period established in the plan documents. In 2011, the Company recorded amortization for $220,853 and is included in the statement of operations.

14. **Financial Instruments with Off-Balance Sheet and Credit Risk**

In the normal course of business, the Company enters into transactions to buy and sell securities with other broker-dealers in order to fill its customers' orders. The Company may be required, in the unlikely event of non-delivery of securities owned by other broker-dealers, to purchase or sell the securities in the open market to correct a failed settlement. These corrective transactions to buy and sell may result in losses that are not reflected in the accompanying financial statements.

Securities transactions with other brokers and customers can result in concentrations of credit risk. Credit risk is the amount of accounting loss the Company would incur if other broker-dealers or the customer failed to perform their obligations under contractual terms. To mitigate this risk, EFG, together with its affiliates, reviews and monitors the financial condition of the broker-dealers with whom it deals, as well as the size of the transactions it performs with such broker-dealers. As further mitigation of settlement risk, EFG mostly buys or sells securities for its customers when it is certain that either the cash or the securities to settle are available in the customer's custody account.

15. **Income Taxes**

The components of the income tax expense for the year ended December 31, 2011, are as follows:

	Federal	State	Total
Current tax expense	$ 1,113,282	$ 476,051	$ 1,589,333
Deferred tax benefit	(1,932,058)	(363,205)	(2,295,263)
Income tax benefit	$ (818,776)	$ 112,846	$ (705,930)

The deferred tax provision consists of income taxes related to the differences between the tax bases of assets and liabilities and their financial reporting amounts.

EFG Capital International Corp. and Subsidiary
(a wholly-owned subsidiary of EFG Capital Holdings Corp.)
Notes to the Consolidated Financial Statements
December 31, 2011

At December 31, 2011, the tax effect of temporary differences that give rise to significant portions of the deferred tax asset and tax liabilities were:

Deferred tax assets

Accrued bonus and compensation	$	519,687
Accrued interest to parent		50,268
Depreciation		90,057
Provision for legal contingency		2,069,571
Other		118,483
		2,848,066
Deferred tax liabilities		
Intangible assets		(1,131,587)
Net deferred tax asset (liability)	$	1,716,479

In order to determine the realizability of deferred tax assets, the Company considers all available positive and negative evidence, including future reversals or existing temporary differences and projected future taxable income. The Company believes that it is more likely than not that the tax benefit will be realized.